N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of October 31st 2015

Fund	Name of Person	Ownership % of Series
Columbia Global Unconstrained Bond Fund	JPMCB NA CUST FOR COLUMBIA INCOME BUILDER FUND	99.65%

As of May 1st 2015

Fund	Name of Person	Ownership % of Series